UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2016 (Report No. 2)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant’s name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein.

This Form 6-K of the Registrant is incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and the registration statement on Form S-8 (File No. 333-203114) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	BioBlast Pharm Ltd. unaudited interim consolidated financial statements for the six months ended June 30, 2015 and notes thereto.
99.2	BioBlast Pharma Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioBlast Pharma Ltd. (Registrant) By /s/ Colin Foster
Name: Colin Foster

Chief Executive Officer and President

Date: March 16, 2016